United States securities and exchange commission logo





                              August 28, 2020

       Frank Igwealor
       Chief Executive Officer
       Kid Castle Educational Corporation
       370 Amapola Ave., Suite 200A
       Torrance, California 90501

                                                        Re: Kid Castle
Educational Corporation
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed August 13,
2020
                                                            File No. 000-56174

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10 filed on August 13, 2020

       General

   1. Please ensure that your next amendment contains page numbers for ease of reference.
       Item 1. Business

   2. We note your response to prior comment 1. Please revise the Business and Risk Factors section to address the
penalties or legal liabilities that may have accrued as a result of conducting business
from 2011 to 2019 without properly registering with any State.
   3. In response to prior comment 7, you have revised portions of the registration statement to disclose that you do
not currently have a portfolio of investments. However, you continue to disclose in the
first paragraph of the Business section, Management's Discussion
 Frank Igwealor
FirstName
Kid Castle LastNameFrank  Igwealor
           Educational Corporation
Comapany
August 28, NameKid
           2020     Castle Educational Corporation
August
Page 2 28, 2020 Page 2
FirstName LastName

         & Analysis, and your notes to the financial statements that you operate and manage a portfolio of biopharmaceutical, agriculture and pure play CBD assets. Revise to reconcile.
4. We note that your registration statement continues to refer to proprietary techniques and platforms. Please explain the significance of these techniques and platforms and the nature of your proprietary rights in them.
Corporate History

5. We note your response to prior comment 2 and re-issue the comment, in part. Please expand your discussion to explain the circumstances surrounding the suspension of your duty to file SEC reports after March 29, 2010. In this regard, we note the Schedule 13e-3 filed on June 18, 2009 and alluded to in the Overview section of Management's
         Discussion and Analysis.
Business Overview

6. Refer to the sixth paragraph of this section. We note your response to prior comment 3 and re-issue the comment. Please revise to explain what a marketplace is, how you anticipate yours will operate, when you expect the marketplaces to be functional and revenue-generating, and the expected cost to maintain the marketplaces. If the marketplaces will not be a material aspect of your operations, please remove reference to them or revise to clarify that they will not be material.
7. We note your response to prior comment 4. However, your revised disclosure in the second-to-last paragraph of this section contains several terms that are vague. For example, it is unclear what you mean by CBD Affiliate Marketplace, Hemp Farm with
         Real Estate, and CBD Technology. Please explain. In addition, we note your statement that you approached finance individuals to raise money. Your disclosure should clearly reflect the nature and current status of your efforts to obtain financing.
Plan of Operations

8. We note that your plan of operations anticipates the immediate acquisition of two biopharma businesses and the hiring of biologists, scientists, and office personnel. Please explain how your plans will change if you are unable to obtain immediate financing. In addition, please clarify whether the biopharma acquisition candidates you are considering are the five targets referenced in the seventh paragraph of the Business Overview.
9. In response to prior comment 11 you state that the company does not currently, nor does it intend, in the future to, maintain an ownership interest in any cannabis growing, marijuana dispensaries or production facilities. You also state that you do not grow, process, own, handle, transport, or sell cannabis or marijuana. However, your disclosure refers to several business lines that would appear to involve some, if not all, of these activities. For
 Frank Igwealor
FirstName
Kid Castle LastNameFrank  Igwealor
           Educational Corporation
Comapany
August 28, NameKid
           2020     Castle Educational Corporation
August
Page 3 28, 2020 Page 3
FirstName LastName
         example, you indicate that you will partner with manufacturing facilities, seek FDA approval for products, and attempt to standardize the industry. Please refer to prior comment 11 and revise throughout the registration statement to provide the information requested or tell us why you do not believe you are required to do so. Liquidity and Capital Resources

10. We note your response to prior comment 12. Please further revise your disclosure to include the name of the private company to which you hold a $41,579 investment.
11. Please explain how the Company generated cash from investing activities of $41,579 during the interim period ended March 31, 2020.
Financial Statements

12. We note your response to prior comment 19. We note you have updated your financial statements for the March 31, 2020 interim period.. Please revise your filing to include updated interim financial statements as required by Article 8.08 of Regulation S-X for the interim period ended June 30, 2020.
Report of the Independent Registered Public Accounting Firm

13. We note your response to prior comment 17. The report of the independent registered public accounting firm states you had negative cash flow from operations amounting to $143,944 for the year ended December 31, 2019 whereas your Statements of
         Cash Flows discloses net cash flows used in operating activities of $153,364. As previously requested, please correct the discrepancy as appropriate. Statements of Cash Flows

14. We note your cash flows from operating activities presented on your December 31, 2019 statement of cash flows appears to begins with operating profit/(loss) instead of net income (loss) as required by ASC 230-10-45-28. Please correct your presentation as necessary.
Note 1. Nature of Operations
Nature of Business

15. Please expand your description of the share exchange transaction with Cannabinoid
         Biosciences, Inc. to include disclosure of the sale of Cannabinoid Biosciences, Inc. to the
         Company including all of the disclosures required by ASC 805-10-50-2.
16. We note your response to prior comment 23 and your inclusion of a worksheet within
         Note 7. Income Taxesreflecting the cumulative restructuring adjustments to show the
         initial consolidation of Cannabinoid Biosciences, Inc.   s
shareholders    equity into the
         Company   s consolidated financial statements. Please revise to
include a separate note to
         the financial statements that reflects the cumulative restructuring adjustments disclosing
 Frank Igwealor
FirstName
Kid Castle LastNameFrank  Igwealor
           Educational Corporation
Comapany
August 28, NameKid
           2020     Castle Educational Corporation
August
Page 4 28, 2020 Page 4
FirstName LastName
         the initial consolidation of Cannabinoid Biosciences, Inc.   s
shareholders    equity into the
         Company   s consolidated financial statements.
17. We note your disclosure that Cannabinoid Biosciences, Inc. purchased voting control of the Company and then the Company acquired Cannabinoid Biosciences, Inc. Please provide information to enable users to evaluate the adjustments recognized relating to the transactions including the changes in shareholders' deficit "Effect of Merger with CBDX"
         and the common stock and additional paid-in capital cash flows from financing activities reflected on your statements of Cash Flows.
March 31 2020 Interim Financial Statements
Note 9. Stockholders' Deficit

18. Please reconcile your disclosure in Note 9 that the Company has 100,000 and 1,000,000 shares of preferred stock were issued and outstanding as at March 31, 2020 and December
         31, 2019 respectively, to your interim March 31, 2020 balance sheet which presents
         100,000 shares of preferred stock issued and outstanding at December 31, 2019.
Note 10. Subsequent Events

19. We note your response to prior comment 24. As previously requested, please revise to clearly state the date through which you evaluated subsequent events. In this regard, in
         Note 10 to your interim financial statements you disclose that you evaluated subsequent events after August 5 through the date these financial statements were issued. However, you do not disclose the date these financial statements were issued and it appears events and transactions occurring subsequent to March 31, 2020 through August 5, 2020 were not evaluated Refer to ASC 855-10-50.
Exhibits

20. We note your response to prior comment 25 and re-issue the comment. Please file or properly incorporate by reference all exhibits required by Item 601. In this regard, we note that several agreements that are identified as material agreements in your most recent
         10-K were not filed or incorporated by reference in the filing. Frank Igwealor
Kid Castle Educational Corporation
August 28, 2020
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Patrick Kuhn at (202) 551-3308 or Donna Di Silvio at
(202) 551-3202
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at
(202) 551-3222
with any other questions.



                                                          Sincerely,
FirstName LastNameFrank Igwealor
                                                          Division of
Corporation Finance
Comapany NameKid Castle Educational Corporation
                                                          Office of Trade &
Services
August 28, 2020 Page 5
cc:       Mary Shea, Esq.
FirstName LastName